Via EDGAR Transmission
August 3, 2016

H. Stephen Kim
Assistant Chief Accountant
Office of Financial Services
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549

Re:	Euronet Worldwide, Inc.
Form 8-K
Filed April 27, 2016
File No. 001-31648
Dear Mr. Kim:
Euronet Worldwide, Inc. (“Euronet” or the “Company”), is submitting this letter in response to the comment letter, dated June 30, 2016 (the “Comment Letter”), from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Current Report on Form 8-K filed by the Company on April 27, 2016 (the Form 8-K”).

Below are the Company’s responses. For the convenience of the Staff, we have repeated each of the Staff’s comments before our corresponding response.

Form 8-K Filed on April 27, 2016
Exhibit 99.1 - Press Release
1. You disclose Adjusted Cash Earnings per Share, a non-GAAP financial measure, which excludes certain expenses you characterize as non-operating or non-recurring items, and describe it as a performance measure. This may be inconsistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review this guidance when preparing your next earnings release. Please also tell us why you did not adjust Adjusted Cash Earnings per Share for depreciation expense and whether this measure can be used as a liquidity measure.

RESPONSE:

The Company respectfully advises the Staff that we have reviewed the Compliance and Disclosure Interpretations issued on May 17, 2016 and we believe our use of Adjusted Cash Earnings per Share (“Adjusted Cash EPS”) complies with these requirements. We believe our Form 8-K’s appropriately present and discuss the non-GAAP measure because we present the required reconciliation between the non-GAAP financial results and the most directly comparable GAAP financial results. Further, we believe our presentation does not place undue prominence on Adjusted Cash EPS, because equal, if not greater prominence is placed on the GAAP financial results through the order of GAAP and non-GAAP together with the fact that the reconciliation starts with the GAAP results and clearly labels the non-GAAP financial measure. Moreover, Adjusted Cash EPS is presented consistently between periods, management is consistent with items that are included in and excluded from the non-GAAP measure each period, particularly charges and gains. The adjusted items have been both gains and losses, demonstrating management has had no bias towards excluding losses. The criteria for deciding whether to exclude an item are based on the item’s recurring nature and necessity in regards to ongoing operations.

We believe Adjusted Cash EPS is a performance measure and is not intended to represent a liquidity measure. The Company presents the non-GAAP financial measure as a performance measure defined as diluted U.S. GAAP earnings per share excluding, to the extent incurred in the period, the tax-effected impacts of: a) foreign currency exchange gains or losses, b) goodwill impairment charges, c) gains or losses from the early retirement of debt, d) share-based compensation, e) acquired intangible asset amortization, f) non-cash interest accretion, g) non-cash income tax expense, and h) other non-operating or non-recurring items.

Our Adjusted Cash EPS financial measure excludes certain items that are non-recurring or do not reflect the economic earnings quality or trends in the business. Items are excluded because of their non-recurring nature and their disassociation with ongoing operations and not necessarily whether they are cash items or not. Management excludes items it does not consider indicative of future operating performance and are not used to assess our operating performance. We believe earnings presented with these adjustments best reflects our ongoing performance and business operations during the periods presented and is useful to investors for comparative and performance purposes. In addition, management uses the financial measure as a key metric in our budgeting and forecasting, to evaluate our operational results and trends, and as a performance measure in determining executive annual incentive and long-term compensation awards. The presentation of Adjusted Cash EPS on an ongoing basis is intended to supplement investors’ understanding of the Company’s performance and overall results of operations.

Management further notes that other non-cash items are included in Adjusted Cash EPS, including all operating accruals, deferred income tax expense/benefits and allocations of period costs, which we believe demonstrates that the measure is not a liquidity measure. We further note that Adjusted Cash EPS is not discussed in the Liquidity and Capital Resources section of the Management's Discussion and Analysis section of our quarterly and annual reports because we do not believe that it is appropriate to include it in reference to a liquidity measure when it is considered a performance measure. Therefore, we believe we have demonstrated that Adjusted Cash EPS represents a non-GAAP performance measure by virtue of the adjustments which eliminate the effect of items that are not representative of our ongoing operations.

The Company does not include depreciation expense with the other adjustments detailed above because depreciation expense represents a necessary expense related to core operations that management believes is required to understand the Company’s operating results.

Accordingly, we believe our Adjusted Cash EPS measure is consistent with the interpretations of the rules and regulations on non-GAAP financial measures published in the Compliance and Disclosure Interpretation issued on May 17, 2016.

* * * * * * * * *

Euronet acknowledges that:

•	Euronet is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Euronet may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (913) 327-4227 or Jeffrey B. Newman, our Executive Vice President and General Counsel, at (562) 345-2664, if you have any questions regarding this submission.

Very truly yours,
EURONET WORLDWIDE, INC.
/s/ Rick L. Weller
Rick L. Weller
Chief Financial Officer

cc:    Chris Harley
Division of Corporation Finance